As filed with the Securities and Exchange Commission on December 12, 2025

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

YIELDSTREET ALTERNATIVE INCOME FUND INC.

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

William Majeski, Esq.

General Counsel

Yieldstreet Alternative Income Fund Inc.

300 Park Avenue, 15th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Nicole Simon, Esq.
Stradley Ronon Stevens & Young, LLP
100 Park Avenue, Ste. 2000
New York, NY 10017
Tel: (212) 812-4137

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$4,242,683	$585.91

(1)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2026, equals $138.10 per million dollars of the value of the transaction.

(2)

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $582.35	Filing Party: Yieldstreet Alternative Income Fund Inc.
Form or Registration No.: SC-TO-I (005-92514)	Date Filed: November 6, 2025

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 6, 2025 by Yieldstreet Alternative Income Fund Inc. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to 457,591 shares of its common stock, par value $0.001 per share (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired one minute past 3:59 pm, Eastern Time, on December 9, 2025.

2. The net asset value of Shares tendered pursuant to the Offer was calculated as of December 9, 2025. The purchase price per Share was $9.2718.

3. 2,874,498 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and 457,590 Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

Except as specifically provided herein, the information contained in the Statement, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Statement, the Offer to Purchase, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yieldstreet Alternative Income Fund Inc.

By:	/s/ Stephen Ferrara
	Name:	Stephen Ferrara
	Title:	Chief Financial Officer

Dated: December 12, 2025

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